Exhibit 10.1

TRANSITION AND SEPARATION AGREEMENT

This Transition and Separation Agreement (the “Agreement”) is entered into by and between CYRUSONE LLC, a Delaware limited liability company (“Employer”), and Gary J. Wojtaszek (“Employee”) on February 19, 2020 (the “Effective Date”) based on the following facts:

WHEREAS, Employee has been employed by Employer and its affiliates with the position of President and Chief Executive Officer of CyrusOne Inc., a Maryland corporation (“CyrusOne”), pursuant to that certain Employment Agreement by and between Employer and Employee, dated as of January 24, 2013 (the “Employment Agreement”), and currently serves as a member of the Board of Directors of CyrusOne (the “Board”); and

WHEREAS, Employee and Employer have mutually agreed that Employee will separate from employment with Employer and its affiliates (collectively, the “CyrusOne Group”) and his position of President and Chief Executive Officer of CyrusOne will terminate, each effective as of the later of (a) immediately following the filing of CyrusOne’s Form 10-K for the fiscal year 2019 with the Securities and Exchange Commission and (b) February 20, 2020 (the “Separation Date”); and

WHEREAS, in connection with such mutual separation, Employee has also decided to resign from his position as a member of the Board; and

WHEREAS, Employer and Employee have agreed that, in recognition of Employee’s years of service and dedication to the CyrusOne Group, the foregoing actions shall be deemed to be a termination of Executive’s employment pursuant to Section 13(d) of the Employment Agreement and any applicable equity award agreement, effective as of the Separation Date; and

WHEREAS, following the Separation Date, Employer desires to assure itself of Employee’s services for certain transition-related matters, and Employee desires to serve in this capacity under the terms and conditions hereinafter provided commencing immediately following the Separation Date and continuing through the day that is ninety days following the Separation Date (the “Consulting Period”); and

WHEREAS, following the Separation Date, Employer will compensate Employee for the services provided during the Consulting Period as set forth herein and provide the termination benefits described in Section 13(d) of the Employment Agreement and any applicable equity award agreement, subject to the terms and conditions outlined in the applicable agreement and the terms of this Agreement; and

WHEREAS, pursuant to Section 13(g) of the Employment Agreement, the parties now wish to memorialize the terms of their mutual agreement regarding the Employee’s separation of employment and to fully and finally resolve any differences between them, including any and all claims and controversies arising out of the employment relationship between Employer and Employee, that may have arisen, or which may arise, prior to or at the Effective Date.

NOW THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties agree as follows:

1.	Mutually Agreed Separation; Consulting Services.

A.	As a result of the mutually agreed separation of Employee’s employment, Employee’s employment with the CyrusOne Group will be deemed to terminate under Section 13(d) of the Employment Agreement, effective as of the Separation Date, and Employee hereby resigns his position as a member of the Board and the Board of Directors or comparable governing body of any other member of the CyrusOne Group effective as of the Separation Date. As of the Separation Date, Employee’s status as an employee and executive officer of Employer and any member of the CyrusOne Group, a member of the Board and a member of the Board of Directors or comparable governing body of any other member of the CyrusOne Group shall cease in their entirety. Employee and Employer each waive any requirement to provide written or advance notice regarding the termination of Employee’s employment. Except as explicitly provided for under Section 1.B, from and after the Separation Date, Employee is not to hold himself out as an executive, officer, employee, member of the Board, agent, or authorized representative of Employer or any member of the CyrusOne Group, negotiate or enter into any agreements on behalf of Employer or any member of the CyrusOne Group, or otherwise attempt to bind Employer or any member of the CyrusOne Group.

B.	During the Consulting Period, Employee agrees that he will make himself available to Employer, during regular business hours, as reasonably requested by CyrusOne’s President and Chief Executive Officer to provide the following services (the “Services”): (1) knowledge transfer and information exchange; (2) continuing assistance on matters reasonably within Employee’s knowledge; (3) assisting with customer, client and investor relations; (4) providing advice on strategic matters affecting the CyrusOne Group; and (5) any other services reasonably requested by CyrusOne’s President and Chief Executive Officer for the purpose of transitioning Employee’s duties and responsibilities. It is agreed by the parties that the level of services Employee will be requested to perform during the Consulting Period shall be no greater than twenty percent (20%) of the average level of services Employee performed as an employee during the thirty-six (36) months immediately preceding the Separation Date. Employee shall perform consulting services as an independent contractor, and nothing contained herein shall operate, nor shall be construed to operate, as creating a relationship of employment, partnership, joint venture or any other relationship except the relationship specifically set forth herein.

i.	Notwithstanding anything in this Agreement to the contrary, during the Consulting Period, the Services shall only be performed to the extent directly requested by CyrusOne’s President and Chief Executive Officer, and Employee shall not be present in the offices of the CyrusOne Group nor have any contact in connection with the performance of the Services with any customer, client, officer, executive, director or other service provider of the CyrusOne Group without the express written authorization of CyrusOne’s President and Chief Executive Officer.

ii.	As the sole consideration for his services during the Consulting Period, Employee shall be entitled to receive a one-time payment of one-hundred ninety-five thousand and eighty-two dollars ($195,082) (the “Consulting Payment”), which is equal to Employee’s annual target bonus amount, prorated in respect of the days in fiscal year 2020 elapsed through the Separation Date. The Consulting Payment shall be paid in full within 15 days following the end of the Consulting Period. To the extent consistent with applicable law, Employer shall not withhold or deduct from the Consulting Payment any amount or amounts in respect of income taxes or other employment taxes of any other nature on behalf of Employee. Employee shall be solely responsible for the payment of any federal, state, local or other income and/or self-employment taxes in respect of the Consulting Payment and shall hold the CyrusOne Group and its officers, directors and employees harmless from any liability arising from Employee’s failure to comply with the foregoing provisions of this sentence.

2.	Compensation/Benefits. Except as otherwise provided herein, prior to the Separation Date, Employee shall generally remain eligible to participate in the employee benefit plans and programs maintained by the CyrusOne Group, subject to their applicable terms and conditions. Effective on the Separation Date and thereafter, Employee’s participation in and eligibility for any employee or fringe benefit, compensation, bonus, or equity plans, programs or policies of the CyrusOne Group shall cease, subject to the applicable terms and conditions of any such plans, programs and policies. Employee may elect such insurance continuation or conversion as may be available under the applicable benefit plan terms and applicable law for the period after the Separation Date so long as he makes a valid election for such continuation and makes the payments necessary for continuation or conversion. Employer will pay Employee for all hours worked through the Separation Date in accordance with Employer’s regular payroll procedures and schedule, including an annual incentive bonus in respect of fiscal year 2019, based on actual performance, which shall be equal to two million three-hundred and twelve thousand and eight-hundred dollars ($2,312,800). Employee acknowledges that these amounts are all the amounts owed to him by Employer through the Separation Date. Employee specifically acknowledges and agrees that he is not entitled to any salary, severance, wages, commissions, options or other equity (or accelerated vesting thereof), benefits, insurance, or other compensation from the CyrusOne Group, except as specifically set forth herein.

3.	Separation Pay and Benefits.

A.	As provided by Sections 13(d) and 13(g) of the Employment Agreement, subject to certain modifications as mutually agreed between the parties, and Employee’s equity award agreements, in exchange for Employee’s timely execution and non-revocation of this Agreement and his continued compliance with its terms and conditions and his other obligations to Employer (including, without limitation, the obligations imposed by Sections 7, 11 and 12 of the Employment Agreement), Employer shall pay or provide to Employee the following:

i.	On the date that is sixty (60) days after the Separation Date, Employer shall pay Employee severance of four million and four hundred thousand dollars ($4,400,000), which is the sum of two times (a) Employee’s annual base salary as of the Separation Date and (b) Employee’s annual bonus target in effect as of the Separation Date, provided the provisions of Section 4 are then effective and irrevocable.

ii.	The portion of Employee’s outstanding stock options and other time-vesting equity incentive awards issued by the CyrusOne Group to Employee, as set forth in Exhibit A hereto, shall become vested and exercisable in full on the Separation Date and Employee shall be afforded an opportunity to exercise such awards until the earlier of (1) the latest exercise date specified by the CyrusOne Restated 2012 Long Term Incentive Plan (as amended and restated, February 18, 2019) (the “Plan”) and applicable award agreement(s) and (2) the last day of the Severance Period (as defined in Section 13(i)(i) of the Employment Agreement, which, for the avoidance of doubt, shall the first anniversary of the Separation Date); provided that, solely for purposes of any such award comprised of restricted stock units, the last day of the Severance Period shall be deemed to be February 28, 2021. Any such award comprised of restricted stock units that becomes vested pursuant to this provision shall be settled at the time and in the manner prescribed by the applicable equity plan(s) and award agreement(s), but in no event later than sixty (60) days following the Separation Date.

iii.	A portion of Employee’s outstanding performance-based restricted stock units, as set forth in Exhibit A hereto, shall remain outstanding and eligible to vest based on the achievement of the applicable performance criteria. Any such award or applicable portion thereof that becomes vested pursuant to this provision shall be settled within sixty (60) days following the determination of the level of achievement of the applicable performance criteria (and in all events by March 15th of the calendar year immediately following the calendar year in which the applicable performance period ended).

iv.	An additional amount of sixteen thousand six hundred and eighty-eight dollars ($16,688.00) in satisfaction of Employer’s obligation to subsidize the costs of Employee’s continued group health and life insurance coverage during the Severance Period, such amount to be aggregated with the separation pay described in Section 3.A.i and paid by Employer in a single lump sum sixty (60) days following the Separation Date, provided the provisions of Section 4 are then effective and irrevocable.

v.	An additional amount of twenty-five thousand and three-hundred and fifteen dollars ($25,315), which is the amount of interest that would have been earned by the separation pay described in Section 3.A.i for the period from the Separation Date to the date which is sixty (60) days after the Separation Date had such amount earned interest for such period at an annual rate of interest of 3.5%. Such amount shall be combined with the separation pay described in Section 3.A.i and paid by Employer in a single lump sum sixty (60) days following the Separation Date, provided the provisions of Section 4 are then effective and irrevocable.

B.	Employee acknowledges and agrees that (a) he is not a participant in any (1) nonqualified (i.e., not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (“Code”)) pension, profit sharing, savings or deferred compensation plan of any member of the CyrusOne Group or (2) nonqualified or qualified defined benefit pension plan of any member of the CyrusOne Group and (b) he does not have any forfeitable benefits under any qualified (i.e., qualified under Code Section 401(a)) pension, profit sharing, 401(k) or deferred compensation plan of any member of the CyrusOne Group, and therefore is not entitled to any compensation pursuant to Sections 13(d)(iii) and (iv) of the Employment Agreement.

C.	The amounts in this Section 3, other than those in Section 3.A.iii, will be collectively referred to as the “Separation Pay and Benefits,” which are amounts to which the Employee is not otherwise entitled in the absence of his execution of this Agreement as required by Sections 13(d) and 13(g) of the Employment Agreement. Employee acknowledges that, in the absence of his execution of this Agreement as required by Sections 13(d) and 13(g) of the Employment Agreement, the Separation Pay and Benefits would not otherwise be due to him.

D.	The Separation Pay and Benefits provided in the form of cash will be processed and paid in accordance with Section 13(d)(i) of the Employment Agreement via the normal payroll practices of Employer, and all payments pursuant to Section 3, whether in cash or equity, are subject to deductions for payroll taxes, income tax withholding and other deductions required by law or authorized by Employee.

E.	For the avoidance of doubt, the tabular summary attached hereto as Exhibit A describes the outstanding equity awards to which the vesting provisions described in Sections 3.A.ii and iii is applicable. If any equity award that is accelerated as provided in Section 3A.ii is deemed vested as of the Separation Date, but Employee revokes his agreement to those provisions of this Agreement releasing and waiving Employee’s rights and claims under the ADEA pursuant to Section 6.D, such equity acceleration will be immediately rescinded and revoked and the underlying shares forfeited.

4.	General Release.

A.	Employee unconditionally, irrevocably and absolutely releases and discharges Employer, and any and all parent and subsidiary corporations, divisions and affiliated corporations, partnerships or other affiliated entities of Employer, past and present, as well as Employer’s past and present employees, officers, directors, partners, members, insurers, employee benefit plans and fiduciaries, attorneys, agents, successors and assigns (collectively, “Released Parties”), from all claims related in any way to the transactions or occurrences between them prior to or at the Effective Date, to the fullest extent permitted by law, including, but not limited to, Employee’s employment with Employer, the termination of Employee’s employment, and all other losses, liabilities, claims, charges, demands and causes of action, known or unknown, suspected or unsuspected, arising directly or indirectly out of or in any way connected with Employee’s employment with Employer that may be released under applicable law (the “Released Claims”). This release is intended to have the broadest possible application and includes, but is not limited to, any tort, contract, common law, constitutional or other statutory claims, including, but not limited to alleged violations of federal, state or local law (including, without limitation, Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act, the Age Discrimination in Employment Act of 1967 (the “ADEA”), the Family and Medical Leave Act, the Civil Rights Act of 1866, the Employee Retirement Income Security Act (with respect to unvested benefits), and Chapter 21 of the Texas Labor Code, all as amended), and all claims for attorneys’ fees, costs and expenses.

B.	Notwithstanding the broad scope of the release set forth in this Section 4, this Agreement is not intended to bar, and the defined term “Released Claims” does not include, (a) any claims that, as a matter of law, whether by statute or otherwise, may not be waived, such as claims for workers’ compensation benefits or unemployment insurance benefits, (b) any claim for indemnification or other rights as an insured under any director’s and officer’s liability insurance policy now or previously in force or for indemnification under the by-laws of CyrusOne, the Maryland General Corporation Law, any indemnification agreement between Employee and the CyrusOne Group or any other applicable law, (c) any claims to Employee’s equity and equity-based awards granted by any member of the CyrusOne Group, in each case, that have vested or will vest as set forth on Exhibit A hereto, (d) any claims arising under this Agreement, including without limitation, for breach of this Agreement or (e) Employee’s right to provide information to, participate in a proceeding before, or pursue relief from the National Labor Relations Board, the Equal Employment Opportunity Commission, or the Securities and Exchange Commission (“SEC”), and other similar federal, state, or local government agencies (collectively, “Government Agencies”). Provided, however, that if Employee does pursue an administrative claim that may not be waived as a matter of law, or such a claim is pursued on Employee’s behalf, Employee expressly waives Employee’s individual right to recovery of any type, including monetary damages or reinstatement, for any such claim, except that this limitation on monetary recovery will not apply to claims for workers’ compensation, unemployment insurance benefits, or proceedings before the SEC. In addition, Employee shall not be prohibited from providing any confidential information to the SEC, cooperating with or assisting in an SEC investigation or proceeding or receiving any monetary award as set forth in Section 21F of the Securities Exchange Act of 1934.

C.	Employee acknowledges that Employee may discover facts or law different from, or in addition to, the facts or law that Employee knows or believes to be true with respect to the Released Claims and agrees, nonetheless, that this Agreement and the release contained in it shall be and remain effective in all respects notwithstanding such different or additional facts or law or the discovery of them.

D.	Subject to Section 4.B, Employee declares and represents that Employee intends this Agreement to be complete and not subject to any claim of mistake, and that the release herein expresses a full and complete release of the Released Claims and Employee intends the release herein to be final and complete. Employee executes this Agreement with the full knowledge that the release herein covers all Released Claims against the Released Parties, to the fullest extent permitted by law.

E.	By execution of this Agreement, Employee represents that (a) Employee has been paid or otherwise received all wages, vacation, bonuses, or other amounts owed to Employee by Employer, other than those specifically addressed in this Agreement, and (b) Employee has not been denied any request for leave or accommodation to which Employee believes Employee was legally entitled, and Employee was not otherwise deprived of any of Employee’s rights under the Family and Medical Leave Act, the Americans with Disabilities Act, or any similar state or local statute.

5.	Covenant Not to Sue. Subject to Section 4.B or as otherwise provided in this Agreement, Employee agrees that Employee is precluded from and is waiving all rights to sue based on the Released Claims or to obtain equitable, remedial or punitive relief from any or all of the Released Parties of any kind whatsoever based on the Released Claims, including, without limitation, reinstatement, back pay, front pay, attorneys’ fees and any form of injunctive relief. Employee represents that, as of the date of Employee’s signing this Agreement, Employee has not filed any lawsuits, charges, complaints, petitions, claims or other accusatory pleadings against the Employer or any of the other Released Parties in any court or with any Government Agency and, to the best of Employee’s knowledge, no person or entity has filed any such lawsuits, charges, complaints, petitions, claims or other accusatory pleadings against the Employer or any of the other Released Parties on Employee’s behalf. Employee further represents that Employee has not assigned, or purported to assign, Employee’s right to file any such lawsuits, charges, complaints, petitions, claims or other accusatory pleadings against the Employer or any of the other Released Parties to any other person or entity.

6.	Older Workers’ Benefit Protection Act. This Agreement is intended to satisfy the requirements of the Older Workers’ Benefit Protection Act, 29 U.S.C. sec. 626(f). Employee is advised to consult with an attorney before executing this Agreement.

A.	ADEA Release and Waiver. By entering into this Agreement, Employee is giving up important rights, including, but not limited to, any rights and claims that may exist under the ADEA.

B.	Acknowledgments. Employee acknowledges and agrees that (a) Employee has read and understands the terms of this Agreement; (b) Employee has been advised in writing, by this Agreement, to consult with an attorney before executing this Agreement; (c) Employee has obtained and considered such legal counsel as Employee deems necessary; and (d) by signing this Agreement, Employee acknowledges that Employee does so freely, knowingly, and voluntarily.

C.	Time to Consider. Employee has twenty-one (21) days to consider whether or not to enter into this Agreement and return a signed copy to Employer (although Employee may elect not to use the full 21-day consideration period at Employee’s option). Any change(s) made to this Agreement by the parties during the 21-day consideration period will not restart the running of the 21-day consideration period. Employer’s offer will expire at the end of the 21-day consideration period.

D.	Revocation Right. For a period of seven (7) calendar days following Employee’s execution of this Agreement, Employee may revoke Employee’s agreement to those provisions of this Agreement releasing and waiving Employee’s rights and claims under the ADEA. If Employee chooses to revoke the Agreement, Employee must deliver a written notice of revocation to Kellie Teal-Guess, EVP – Chief People Officer at 2850 N. Harwood St. Suite 2200, Dallas, TX 75201, kellie@cyrusone.com. Any such revocation must be actually received by Employer within the Revocation Period or it will be null and void. Because of Employee’s right to revoke Employee’s agreement to those provisions of this Agreement releasing and waiving Employee’s rights and claims under the ADEA, those provisions shall not become effective or enforceable until the revocation period has expired without Employee exercising the right to revoke.

E.	Effect of Revocation. If Employee exercises Employee’s right to revoke Employee’s agreement to those provisions of this Agreement releasing and waiving Employee’s rights and claims under the ADEA, the Separation Pay and Benefits shall be reduced to one thousand dollars ($1,000.00) in total and Employee shall not be entitled to the balance of the Separation Pay and Benefits as detailed above. Employee acknowledges and agrees that the reduced Separation Pay and Benefits will constitute full and adequate consideration for Employee’s release of any and all non-ADEA claims in this Agreement as detailed in Section 4.

F.	Effective Date. With the exception of the provisions of this Agreement releasing and waiving Employee’s rights and claims under the ADEA, all other terms and conditions of this Agreement shall be binding and enforceable immediately upon Employee’s execution of this Agreement, and shall remain effective regardless of whether Employee revokes Employee’s agreement to those provisions of this Agreement releasing and waiving Employee’s rights and claims under the ADEA.

G.	Preserved Rights of Employee. This Agreement does not waive or release any rights or claims that Employee may have that arise after the execution of this Agreement. In addition, this Agreement does not prohibit Employee from challenging the validity of this Agreement’s waiver and release of claims under the ADEA.

H.	Nondisclosure. Before CyrusOne’s public disclosure of this Agreement, Employee shall not disclose the terms of this Agreement to any non-party, except that Employee may disclose the terms of this Agreement to any Government Agency or as necessary to secure advice from his counsel, accountants or tax advisors. Before CyrusOne’s public disclosure of this Agreement, Employee shall take appropriate steps to ensure that his counsel, accountants and tax advisors are aware of and comply with this confidentiality provision.

The federal Defend Trade Secrets Act of 2016 (the “Act”) provides immunity from liability in certain circumstances to Employer’s employees, contractors, and consultants for limited disclosures of Employer “trade secrets,” as defined by the Act. Specifically, Employer’s employees, contractors, and consultants may disclose trade secrets: (a) in confidence, either directly or indirectly, to a federal, state, or local government official, or to an attorney, “solely for the purpose of reporting or investigating a suspected violation of law,” or (b) “in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.” Additionally, employees, contractors, and consultants who file lawsuits for retaliation by an employer for reporting a suspected violation of law may use and disclose related trade secrets in the following manner: (i) the individual may disclose the trade secret to his/her attorney, and (ii) the individual may use the information in the court proceeding, as long as the individual files any document containing the trade secret under seal and does not otherwise disclose the trade secret “except pursuant to court order.”

7.	Return of Property. Employee agrees and represents that Employee has returned to Employer, or will return before the Separation Date, and retained no copies of, any and all CyrusOne Group property, including but not limited to files, manuals, business records, customer records, correspondence, software and related program passwords, computer printouts and disks, electronically stored information (“ESI”) that resides on any of Employee’s personal electronic devices, keys, equipment, and any and all other documents or property which Employee had possession of, access to, or control over during the course of Employee’s employment with the CyrusOne Group or subsequent thereto, including but not limited to any and all documents of the CyrusOne Group and any documents removed from or copied from other documents contained in the CyrusOne Group’s files. Employee further acknowledges and agrees that all of the documents or other tangible things to which Employee has had possession of, access to, or control over during the course of or subsequent to Employee’s employment with the CyrusOne Group, including but not limited to all documents or other tangible things, pertaining to any specific business transactions in which the CyrusOne Group was involved, or to any customers and suppliers of the CyrusOne Group, or to the business operations of the CyrusOne Group are considered confidential and have been returned to the CyrusOne Group. In the event Employee is in possession of ESI that resides on any of Employee’s personal electronic devices (including but not limited to a personal computer, iPhone and iPad) upon returning CyrusOne Group’s ESI to the CyrusOne Group, Employee agrees and represents that to the best of his ability all CyrusOne Group ESI has been deleted or will promptly be deleted from all personal electronic devices and is inaccessible to Employee or any other party having access to those devices. Employee represents that CyrusOne Group property including CyrusOne Group ESI has not been copied and/or distributed by Employee to anyone who is not an authorized representative of the CyrusOne Group or otherwise in connection with his employment. Employee will provide, upon Employer’s request, access to his personal computer, iPhone and iPad to Employer so that Employer can retrieve, delete and/or confirm deletion of the CyrusOne Group’s ESI from such devices. Notwithstanding the foregoing, Employer will not consider a breach of this provision any inadvertent immaterial failure of Employee to return all property and ESI to the CyrusOne Group if Employee diligently seeks to return all such property as soon as possible after discovery and maintains the confidentiality of such property and ESI.

8.	Restrictive Covenants. This Agreement does not supersede any prior agreement or promise between Employee and any of the Released Parties regarding confidentiality, non-competition, non-disclosure, non-solicitation, non-disparagement or intellectual property, and any and all such agreements and promises shall remain in full force and effect, and Employee acknowledges and reaffirms his post-employment obligations and other restrictive covenants that are set forth in the Employment Agreement (Sections 7, 8, 9, 10, 11, and 12), the Plan and the awards issued to him thereunder; provided, however, that notwithstanding any provision contained in the Employment Agreement, the Plan or the awards issued to Employee thereunder, Employee is not restricted in any way from communicating with Government Agencies or otherwise participating in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to Employer. If Employee breaches any of such covenants, Employer shall be entitled, upon application to a court of competent jurisdiction, to seek injunctive or other relief to enforce such promises and covenants.

9.	Consideration of Medicare’s Interests. Employee affirms, covenants, and warrants Employee is not a Medicare beneficiary and is not currently receiving, has not received in the past, will not have received at the time the Separation Pay and Benefits is due under this Agreement, is not entitled to, is not eligible for, and has not applied for or sought Social Security Disability or Medicare benefits. In the event any statement in the preceding sentence is incorrect (for example, but not limited to, if Employee is a Medicare beneficiary, etc.), the following sentences of this paragraph apply. Employee affirms, covenants, and warrants Employee has made no claim for illness or injury against, nor is Employee aware of any facts supporting any claim against, the Released Parties under which the Released Parties could be liable for medical expenses incurred by Employee before or after the execution of this Agreement. Furthermore, Employee is aware of no medical expenses that Medicare has paid and for which the Released Parties are or could be liable now or in the future. Employee agrees and affirms that, to the best of Employee’s knowledge, no liens of any governmental entities, including those for Medicare conditional payments, exist. Employee will indemnify, defend, and hold the Released Parties harmless from Medicare claims, liens, damages, conditional payments, and rights to payment, if any, including attorneys’ fees, and Employee further agrees to waive any and all future private causes of action for damages pursuant to 42 U.S.C. § 1395y(b)(3)(A) et seq.

10.	Taxes. Employee shall be responsible for all federal, state, and local tax liability, if any, that may attach to amounts payable or other consideration given under this Agreement, and will defend, indemnify, and hold the Released Parties harmless from and against, and will reimburse the Released Parties for, any and all liability of whatever kind incurred by the Released Parties as a result of any tax obligations of Employee, including but not limited to taxes, levies, assessments, penalties, fines, interest, attorneys’ fees, and costs. Employee warrants that Employee is not relying on the judgment or advice of any of the Released Parties or legal counsel concerning the tax consequences, if any, of this Agreement.

11.	Nondisparagement. Employee agrees that he will not, directly or indirectly, make to third parties any oral, written, or electronic statement which directly or indirectly impugns the quality or integrity of the CyrusOne Group, or any other disparaging or derogatory remarks about the CyrusOne Group; provided, however, that this obligation shall not preclude Employee from (i) providing information to government agencies, (ii) responding to inquiries by any person or entity through a subpoena or other legal process, (iii) testifying under oath in a legal proceeding or (iv) making other disclosures as required by applicable law. Employer shall instruct the Board and “Executive Leadership Team” not to, directly or indirectly, make to third parties any oral, written, or electronic statement which directly or indirectly impugns the reputation of Employee, or any other disparaging or derogatory remarks about Employee; provided, however, that this obligation shall not preclude Employer, the Board or the “Executive Leadership Team” from (i) providing information to government agencies, (ii) responding to inquiries by any person or entity through a subpoena or other legal process, (iii) testifying under oath in a legal proceeding or (iv) making other disclosures as required by applicable law.

12.	Passwords. Upon request, Employee agrees to provide all User IDs and Passwords used by Employee, and of any other party of which he is aware, to access CyrusOne Group ESI on CyrusOne Group computers, electronic devices, and software.

13.	Dispute Resolution. Except as otherwise provided in Section 8, Employer and Employee agree that all disputes, controversies or claims between them arising out of or relating to this Agreement shall be submitted to arbitration pursuant to the terms and conditions set forth in the Employment Agreement.

14.	No Admissions. By entering into this Agreement, Employer and Employee make no admission that they have engaged, or are now engaging, in any unlawful conduct. The parties understand and acknowledge that this Agreement is not an admission of liability and shall not be used or construed as such in any legal or administrative proceeding.

15.	Full Defense. This Agreement may be pled as a full and complete defense to, and may be used as a basis for an injunction against, any action, suit or other proceeding that may be prosecuted, instituted or attempted by Employee in breach hereof.

16.	No Waiver. Any failure or forbearance by Employer or Employee to exercise any right or remedy with respect to enforcement of this Agreement shall not be construed as a waiver of Employer’s or Employee’s rights or remedies, nor shall such failure or forbearance operate to modify this Agreement or such instruments in the absence of a writing. No waiver of any of the terms of this Agreement shall be valid unless in writing and signed by both parties to this Agreement. The waiver by Employer or Employee of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach, nor shall any waiver operate or be construed as a rescission of this Agreement.

17.	Successors. The provisions of this Agreement shall inure to the benefit of the parties and its and their representatives, successors and assigns, and shall be binding upon the parties and their respective heirs, administrators, successors and assigns. Notwithstanding the foregoing, this Agreement is personal to Employee and without the prior written consent of Employer shall not be assignable by Employee, and any assignment in violation of this Agreement shall be void.

18.	Acknowledgement. The parties represent that they have read this Agreement, that they understand all of its terms, and that in executing this Agreement they do not rely and have not relied upon any representations or statements made by the other with regard to the subject matter, basis, or effect of the Agreement.

19.	Severability; Modification. Employee and Employer further agree that if any provision of this Agreement is held to be unenforceable, such provision shall be considered to be separate, distinct, and severable from the other remaining provisions of this Agreement, and shall not affect the validity or enforceability of such other remaining provisions. If this Agreement is held to be unenforceable as written, but may be made enforceable by limitation, then such provision shall be enforceable to the maximum extent permitted by applicable law.

20.	Section 409A. Section 13(i)(vi) of the Employment Agreement is hereby incorporated by reference, mutatis mutandis.

21.	Entire Agreement. Employee and Employer finally agree that, except for the provisions of any other agreement referred to herein as surviving this Agreement, this Agreement: (i) contains and constitutes the entire understanding and agreement between them with respect to its subject matter; (ii) supersedes and cancels any previous negotiations, agreements, commitments, and writings with respect to that subject matter; (iii) may not be released, discharged, abandoned, supplemented, changed or modified in any manner except by a writing of concurrent or subsequent date signed by both parties; and (iv) shall be construed and enforced in accordance with the laws of the State of Texas, without regard to its conflicts of laws provisions. THE PARTIES TO THIS AGREEMENT HAVE READ THE FOREGOING AGREEMENT AND FULLY UNDERSTAND EACH AND EVERY PROVISION CONTAINED THEREIN. THE PARTIES HAVE OBTAINED AND CONSIDERED SUCH LEGAL COUNSEL AS EACH DEEMS NECESSARY TO ENTER INTO THIS AGREEMENT. WHEREFORE, THE PARTIES HAVE EXECUTED THIS AGREEMENT ON THE DATES SHOWN BELOW.

[Remainder of Page Intentionally Left Blank]

EMPLOYEE

/s/ Gary J. Wojtaszek

Dated:	February 19, 2020

CYRUSONE LLC

By:	/s/ Robert M. Jackson

Its:	Executive Vice President, General Counsel and Secretary

Dated:	Feburary 19, 2020

[Signature Page to Separation Agreement]

EXHIBIT A – SUMMARY OF EQUITY AWARDS

Stock Options and RSUs

Grant Type	Awards Outstanding	Additional Shares Vesting Per Section 3.A.ii(2)	Last Date to Exercise
Stock Options / NQ/EBITDA	6,639(1)	N/A	First Anniversary of Separation Date
Stock Options / NQ / Market	20,911(1)	N/A	First Anniversary of Separation Date
Stock Options / NQ	67,038(1)	N/A	First Anniversary of Separation Date
Stock Options / NQ	89,413(1)	N/A	First Anniversary of Separation Date
Restricted Stock Units / RSUPAY (2018)	13,968	13,968(3)	N/A
Restricted Stock Units / RSUPAY (2019)	21,684	14,456(4)	N/A

(1) Already vested pursuant to its terms.

(2) Shares vesting determined based on the portion of the award that is outstanding that would have vested on or prior to the end of the Severance Period, which, solely for purposes of restricted stock units, shall be deemed to be February 28, 2021.

(3) 6,984 shares would have vested on each of February 26, 2020 and February 26, 2021, and will therefore be paid in accordance with Section 3.A.ii. No portion of this award will therefore be forfeited

(4) 7,228 shares would have vested on each of February 21, 2020 and February 21, 2021, and will therefore be paid in accordance with Section 3.A.ii. An additional 7,228 shares would have vested on February 21, 2022, which is following the end of the Severance Period, as extended for purposes of restricted stock units, and such shares will therefore be forfeited for no consideration.

EXHIBIT A – SUMMARY OF EQUITY AWARDS

PSUs

Grant Type	Awards Outstanding(1)	Shares Already Paid	Maximum Additional Shares Eligible to Vest Per Section 3.A.iii(2)
Performance Units / TSR (2017)	18,699	37,399	74,797(3)
Performance Units / TSR (2018)	62,854	0	89,578(4)
Performance Units / TSR (2019)	65,050	0	49,381(5)

(1) Represents remaining shares that may received under outstanding awards based on the target level of achievement.

(2) Represents the maximum awards that remain eligible to vest based on the maximum level of achievement.

(3) 74,797 shares will vest on February 28, 2020 based on the determination of the Compensation Committee of the Board (the “Committee”) of actual performance achieved for the full performance period (January 1, 2017 through December 31, 2019). Proration is not applicable to these shares.

(4) Based on the determination of the Committee of actual performance achieved for the second performance period (January 1, 2018 through December 31, 2019), no shares will vest in respect of such period. Following the determination of the Committee of actual performance achieved with respect to the full performance period (January 1, 2018 through December 31, 2020), up to 89,578 shares may vest based on performance achieved, based on a prorated target amount of 44,789.

(5) Based on the determination of the Committee of actual performance achieved for the first performance period (January 1, 2019 through December 31, 2019), no shares will vest in respect of such period. Following the determination of the Committee of actual performance achieved with respect to the second performance period (January 1, 2019 through December 31, 2020), up to 24,679 shares may vest. Following the determination of the Committee of actual performance achieved with respect to the full performance period (January 1, 2019 through December 31, 2021), up to 49,381 shares may vest based on performance achieved, based on a prorated target amount of 24,690, less any shares vesting pursuant to the second sentence of this footnote (5).

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